06002743

SECURIT[IES AND EXCHANGE COMMIS]SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51180

MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH. D.C. 213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Creative Resources Broker Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Centerville Road, Building F
(No. and Street)

Warwick (City) RI (State) 02886 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Spaziano 401-738-0070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mullen Scorpio Cerilli
(Name – *if individual, state last, first, middle name*)

222 Richmond Street, Suite 401, Providence, RI 02903
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 28 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Patricia M. Cerilli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Creative Resources Broker Services, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See related party disclosure in financial statements, footnote 2.

Patricia M Cerilli CPA
Signature

PARTNER
Title
Muller Scapio Cerilli

Brenda R Murphy 8/16/07
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CREATIVE RESOURCES BROKER SERVICES, LLC

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III, REPORT (G)

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2005

Calculation of Net Capital:

Member's capital	$	108,705
Adjustments:		
Warrants		(20,100)
Stocks		(35,180)
Related party accounts receivable		-
Related party accounts payable		10,777
		64,202
Minimum required		50,000
Excess	$	14,202

CREATIVE RESOURCES BROKER SERVICES, LLC

* * * * *

Financial Statements

Years Ended December 31, 2005 and 2004

Mullen Scorpio Cerilli

Certified Public Accountants
Business Consultants

Mullen Scorpio Cerilli

Certified Public Accountants
Business Consultants

222 Richmond Street, Suite 401
Providence, Rhode Island 02903
401-751-3860
401-751-3987 Fax
www.mullenscorpiocerilli.com

February 8, 2006

To the Member of
Creative Resources Broker Services, LLC

Independent Auditors' Report

We have audited the accompanying balance sheets of Creative Resources Broker Services, LLC (a Rhode Island Corporation) as of December 31, 2005 and 2004 and the related statements of revenue and expenses, member's capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative Resources Broker Services, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Mullen Scorpio Cerilli

CREATIVE RESOURCES BROKER SERVICES, LLC

Balance Sheet

December 31, 2005 and 2004

	2005	2004
Assets		
Assets:		
Cash	$ 6,655	$ 570
Accounts receivable	10,845	76,846
Investment (Note 2)	55,280	30,300
Cash - escrow	50,000	50,000
Total assets	$ 122,780	$ 157,716
Liabilities and Net Assets		
Liabilities:		
Accounts payable	$ 3,298	$ 33,521
Accounts payable - related party (Note 3)	10,777	37,164
Total liabilities	14,075	70,685
Member's capital	108,705	87,031
Total liabilities and net assets	$ 122,780	$ 157,716

The accompanying notes on pages 5 through 8 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

Statement of Revenue and Expenses

For the Years Ended December 31, 2005 and 2004

	2005	2004
Commission income	$ 582,899	$ 640,500
Selling, general and administrative expenses:		
Commission	415,462	611,140
Professional fees (Note 2)	90,168	-
Management fees (Note 2)	23,500	-
Insurance	1,633	1,328
Legal	135	632
Accounting fee	5,000	4,725
Licensing	6,665	7,013
Office expense	2,957	618
Compliance fees	9,092	19,590
Subscriptions	1,475	430
Training and education	-	1,048
Travel	3,639	-
Miscellaneous	1,010	-
Total selling, general and administrative expenses	560,736	646,524
Income (loss) from operations	22,163	(6,024)
Other income and expense:		
Interest income	-	16
State tax	(500)	(350)
Profit distribution (Note 2)	(13,000)	-
Net income	$ 8,663	$ (6,358)

The accompanying notes on pages 5 through 8 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

Statement of Member's Capital

For the Years Ended December 31, 2005 and 2004

	December 31, 2005			
	Capital Contributions	Earnings	Accumulated Other Comprehensive Income	Total
Balance - beginning of year	$ 82,940	$ 6,891	$ (2,800)	$ 87,031
Member's capital contribution	-	-	-	-
Member's drawing	-	(11,969)	-	(11,969)
Comprehensive income:				
Net income (loss)	-	8,663	-	8,663
Unrealized gain on securities	-	-	24,980	24,980
Comprehensive income	-	8,663	24,980	33,643
Balance - end of year	$ 82,940	$ 3,585	$ 22,180	$ 108,705

	December 31, 2004			
	Capital Contributions	Earnings	Accumulated Other Comprehensive Income	Total
Balance - beginning of year	$ 32,940	$ 19,278	$ (3,550)	$ 48,668
Member's capital contribution	50,000	-	-	50,000
Member's drawings	-	(6,029)	-	
Comprehensive income:				
Net income (loss)	-	(6,358)	-	(6,358)
Unrealized loss on securities	-	-	750	750
Comprehensive income	-	(6,358)	750	(5,608)
Balance - end of year	$ 82,940	$ 6,891	$ (2,800)	$ 87,031

The accompanying notes on pages 5 through 8 are an integral part of these financial statements.

CREATIVE RESOURCES BROKER SERVICES, LLC

Statement of Cash Flows

For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flow from operating activities:		
Net income (loss)	$ 8,663	$ (6,358)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Accounts receivable	66,001	(66,883)
Accounts receivable - related party	-	7,500
Accounts payable	(30,223)	32,143
Accounts payable - related party	(26,387)	29,508
Net cash provided (used) by operating activities	18,054	(4,090)
Cash flow from investing activities:		
Cash held in escrow	-	(50,000)
Net cash (used) by investing activity	-	(50,000)
Cash flow from financing activity:		
Member's capital contribution	-	50,000
Member's distribution	(11,969)	(6,029)
Net cash provided by financing activity	(11,969)	43,971
Net increase (decrease) in cash	6,085	(10,119)
Cash and cash equivalents - beginning of year	570	10,689
Cash and cash equivalents - end of year	$ 6,655	$ 570
Supplemental information:		
Income taxes paid	$ 500	$ 350

The accompanying notes on pages 5 through 8 are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Nature of Business

Creative Resources Broker Services, LLC (the Company) was formed as a Rhode Island single member limited liability company on June 23, 1998 and began operations in January 1999. The purpose of the company is to provide broker dealer services through the sale of variable products, mutual funds at retail and Section 529 Plans.

In July 2004, the Company became an introducing broker and entered into a service agreement with another financial entity to invest funds for the Company's customers.

Basis of Accounting

The Company prepares its financial statements using the accrual method of accounting, in accordance with generally accepted accounting principles.

Recognition of Revenue

The Company recognizes all commission income at the time a policy is issued.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents include checking and savings accounts.

Accounts Receivable

The Company uses the specific write-off method for both book and tax purposes. Under this method, an allowance for a doubtful account is not maintained, but accounts receivable are written-off when they become uncollectible.

Generally accepted accounting principles require an allowance for doubtful accounts receivable whenever it can be reasonably estimated and is a material amount. The effect of using the specific write-off method instead of the reserve method is not material to these financial statements.

Note 1 continued on the next page.

Note 1 - Summary of Significant Accounting Policies

Investments

Investments are recorded at fair market value, however, if the fair market value is unable to be determined, investments are recorded at cost. See Note 3.

Use of Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimate amounts are recognized in the year in which such adjustments are determined.

Income Taxes

The Company is a limited liability company in the State of Rhode Island. The sole owner member is taxed on the Company's taxable income. The Company is required to pay the minimum rate of $500 for the State of Rhode Island. No provision or liability for federal or state taxes has been included in the financial statements.

Note 2 - Related Party Transactions

During the year, in the normal course of business, Creative Resources Broker Services, LLC (the Company) had transactions with related entities.

The related entities are as follows:

Creative Resources, Inc. - A separate corporation, wholly owned by the same sole member of Creative Resources Broker Services, LLC (the Company)

R Squared - A separate corporation, partially owned by the same sole member of Creative Resources Broker Services, LLC (the Company)

North American Financial Corporation, LLC - A separate corporation, partially owned by the same sole member of Creative Resources Broker Services, LLC (the Company)

Creative Resources Investment Advisors, LLC – A separate corporation, partially owned by the same sole member of Creative Resources Broker Services, LLC (the Company). This entity is registered with the Security Exchange Commission.

The following is a detail of the transactions between the Company and related parties:

Note 2 continued on the next page.

Note 2 - Related Party Transactions

	December 31, 2005				
	Paid to				
	Creative Resources, Inc.	Sole Member of Creative Resource Broker Services, LLC	R Squared	Creative Resources Investment Advisors, LLC	Total
Recorded in these financial statements in the following accounts:					
Commission expense	$ 192,047	$ 33,078	$ -	$ -	$ 225,125
Professional fees	-	-	62,249	27,919	90,168
Management expense (see Note 3)	23,500	-	-	-	23,500
Office expense	848	-	-	-	848
Travel	3,639	-	-	-	3,639
Miscellaneous	690	-	-	-	690
Profit distribution	13,000	-	-	-	13,000
Total	$ 233,714	$ 33,078	$ 62,249	$ 27,919	$ 356,960

	December 31, 2004				
	Paid to				
	Creative Resources, Inc.	Sole Member of Creative Resource Broker Services, LLC	R Squared	Creative Resources Investment Advisors, LLC	North American Financial Corporation, LLC
Recorded in these financial statements in the following accounts:					
Commission expense	$ 139,162	$ 19,611	$ 39,882	$ 15,000	$ 10,385
Insurance	1,328	-	-	-	-
Office expense	386	-	-	-	-
Training and education	1,048	-	-	-	-
Total	$ 141,924	$ 19,611	$ 39,882	$ 15,000	$ 10,385

	December 31, 2004 Total
Commission expense	$ 224,040
Insurance	1,328
Office expense	386
Training and education	1,048
Total	$ 226,802

Note 3 – Investments

Investments consist of stock and warrants the Company purchased through a private placement offered exclusively to owners of broker dealer companies. The stocks are currently trading on the public market and are recorded at fair market value. The warrants, which will expire on June 27, 2006, are currently not traded on the public market and are recorded at cost. The investments at year-end are as follows:

	2005	2004
Stocks	$ 35,180	$ 10,200
Warrants	20,100	20,100
Total	$ 55,280	$ 30,300

Note 3 – Management Fee

During the year, the Company entered into an expense sharing agreement with Creative Resources, Inc. The agreement covers the Company's portion of expenses relating to office space, administrative services and general overhead. The Company pays $2,000 a month for these shared expenses.

Note 4 – Major Customer

A major portion of the Company's revenue is concentrated in two customers. The Company had revenue from these customers of approximately 39% and 72% for the years ended December 31, 2005 and 2004.